Exhibit 99.2
NOVA Chemicals Corporation, 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5
www.novachemicals.com | 403.750.3600 tel | 403.269.7410 fax

NOVA Chemicals Reports 2014 First Quarter Results
For immediate release, Thursday, May 1, 2014, Calgary, Alberta, Canada

Record Quarterly Results
First Quarter 2014 Results
For the first quarter of 2014, we generated profit of $245 million compared to profit of $185 million for the first quarter of 2013. The quarter-over-quarter increase was primarily due to increased operating profit in the Polyethylene segment, offset somewhat by decreases in operating profit in the Joffre Olefins and Corunna Olefins segments.
The Olefins/Polyolefins business unit generated $377 million of operating profit in the first quarter of 2014, compared to operating profit of $336 million in the first quarter of 2013. The increase for the first quarter of 2014 was primarily due to higher margins in the Polyethylene segment, offset by lower margins in the Joffre Olefins and Corunna Olefins segments.
The Performance Styrenics segment generated operating profit of $3 million in the first quarter of 2014 compared to break even in the first quarter of 2013. The quarter-over-quarter increase was primarily due to higher polymer sales prices and lower feedstock costs, offset by lower product sales volumes.
Highlights
In January 2014, we began to utilize ethane extracted from off-gas produced at oil sands upgrading facilities in Alberta at our Joffre complex. As of April 2014, ethane supply from the Williston Basin in North Dakota is in the commissioning stage and is expected to arrive at our Joffre site later in the second quarter of 2014. With these two new sources of supply, together with our current ethane supply portfolio, we expect to be able to run our Joffre derivative plants at nameplate capacity.
In the first quarter of 2014, Marcellus Shale basin based ethane became a regular feedstock at our Corunna, Ontario cracker. We are currently running more than half of the target ethane volume and expect to reach full volume, allowing us to complete our transition to run at up to 100% natural gas liquids, later in the summer.
In April 2014, NOVA Chemicals and Veresen Inc. entered into an agreement to explore the joint development and ownership of a greenfield salt cavern storage facility near Burstall, Saskatchewan. The facility would initially be designed for ethane storage in support of our Joffre operations and would be connected via pipeline to the existing Alberta Ethane Gathering System (owned by Veresen Inc.) which currently supplies the majority of feedstock to the Joffre complex.
Financial Highlights
These highlights should be read in conjunction with our unaudited interim consolidated financial statements as of and for the three months ended March 31, 2014 and our audited consolidated financial statements and management discussion and analysis for the year ended December 31, 2013 contained in our annual report on Form 20-F.

	Three Months Ended
(millions of U.S. dollars)	March 31 2014	March 31 2013
Revenue	$1,379	$1,251

Operating profit from the businesses	$380	$336
Corporate costs	(36)	(46)
Operating profit	$344	$290

Profit for the period	$245	$185

Cash provided by operating activities	$109	$46

NOVA Chemicals' 2014 first quarter earnings report can be viewed on the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml or on NOVA Chemicals' website at www.novachemicals.com.

NOVA Chemicals will host a conference call, Thursday, May 1, 2014 at 11:30 a.m. ET (9:30 a.m. MT). The dial-in number for this call is (416) 695-7806 (passcode 4189070) and the replay number is (905) 694-9451 (passcode 4189070). The call is available on the internet at http://www.novachem.com/pages/financials-investor/financials-investor.aspx.

Media and Investor inquiries, please contact:
Pace Markowitz
Director, Communications
Tel: 412.490.4952
E-mail: Pace.Markowitz@novachem.com
About NOVA Chemicals
NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals is a wholly owned subsidiary of International Petroleum Investment Company (“IPIC”) of the Emirate of Abu Dhabi, United Arab Emirates.

is a registered trademark of NOVA Brands Ltd.; authorized use.
Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada.
Forward-Looking Statements
This press release contains forward-looking statements with respect to NOVA Chemicals. By its nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking statements will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such forward-looking statements.
The words “believe”, “expect”, “plan”, “intend”, “estimate”, or “anticipate” and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking statements. Specific forward-looking statements contained in this press release include, among others, statements regarding: the timing of ethane supply from the Williston Basin, our Western Canadian ethane supply portfolio and our ability to run our Joffre derivative plants at nameplate capacity; our agreement with Veresen Inc. to explore the development of a greenfield salt cavern; and the timing of the completion of our transition to usage of up to 100% natural gas liquids at our Corunna cracker. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of our annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”) on February 27, 2014 as well as our other filings with the SEC which can be obtained on our website at http://www.novachemicals.com or the SEC’s website at http://www.sec.gov. Readers are specifically referred to those documents.
Our forward-looking statements are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this press release, and except as required by applicable law, we undertake no obligation to publicly update the forward-looking statements to reflect new information, subsequent events or otherwise.

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